October 24, 2006

Audrey Reich, President
Dynamic Alert Limited
45563 RPO Sunnyside
Surrey, B.C. V4A 9N3

> **Re: Dynamic Alert Limited**
> **Amendment No. 9 to Registration Statement on**
> **Form SB-2**
> **Filed October 5, 2006**
> **File No. 333-119566**

Dear Ms. Reich:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the statement in the summary that "nor have we been involved in any mergers, acquisitions or consolidations." Inasmuch as the company has had no revenues, has few assets, no employees, its officers and directors have no direct experience, and the company has no operating history to date, please add an affirmative statement up front in the prospectus to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

We note in Part II of the registration statement that, in June 2004, the company issued securities to persons pursuant to Regulation D, Section 504 of the Securities Act of 1933. Please disclose in detail whether any such persons purchased the securities with the understanding that the company's business plan or part of its plan was to enter into a change of control or similar transaction. If yes, please describe the related communications in your disclosure, including but not limited to, a description of the offering materials or name of the person making such indications, to whom an understanding was made, the name of the purchasers to whom such indication was given, the date such statements were made and the substance of the statements. We may have further comment.

Item 17. Plan of Operation, page 19

2. Reference is made to the fourth paragraph. Please add a clear statement to address what will happen to the company in the event additional funds are needed. We note that the founders and officers will not provide financing and it appears that the company has no other potential sources of funds.

3. We note in paragraph five (5) that construction of your website has begun. Please identify the person or company that the company has engaged to perform this work. Any executed agreement should be filed as an exhibit to the registration statement as required by Item 601(b) of Regulation S-B. All of the material provisions of the agreement, including cost, should be addressed in an appropriate section of the prospectus.

Item 19. Certain Relationships and Related Transactions, page 23

4. We note the disclosure that, "No person who may, in the future, be considered a promoter of this offering, will receive or expect to receive assets, services or other consideration from us." Please disclose whether the company or any of its officers, directors or shareholders, are aware of any person that may in the future become a promoter. If so, please disclose the name of the person and the understanding of such person's involvement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Brian Bhandari at (202) 551-3390 with any questions regarding accounting issues and you may contact Janice McGuirk at (202) 551-3395 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: W. Scott Lawler, Esq.
Fax: (403) 272-3620